UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of August, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: Aguust 14, 2007                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2007 and 2006
                         (Expressed in Canadian Dollars)
                      (Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the six months ended June 30, 2007 have been prepared by management and are the responsibility of the Company's management.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                        (Expressed in Canadian Dollars)

                                                      JUNE 30,     DECEMBER 31,
                                                       2007            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                     58,737         391,420
Short-term investments (Note 4)                       7,705,042       8,500,000
Amounts receivable, prepaids and deposits (Note 7)      523,937         405,205
                                                   ------------    ------------
                                                      8,287,716       9,296,625

NAVIDAD INTEREST (Note 2)                            17,949,521      17,949,521
                                                   ------------    ------------
                                                     26,237,237      27,246,146
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 62,927         236,612
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               58,724,227      58,664,727

WARRANTS (Note 5)                                     1,281,946       1,281,946

CONTRIBUTED SURPLUS (Note 6)                          6,152,265       6,152,265

DEFICIT                                             (39,984,128)    (39,089,404)
                                                   ------------    ------------
                                                     26,174,310      27,009,534
                                                   ------------    ------------
                                                     26,237,237      27,246,146
                                                   ============    ============


NATURE OF OPERATIONS AND CONTINGENCY (Note 1)

MEASUREMENT UNCERTAINTY AND NAVIDAD INTEREST (Note 2)

COMMITMENTS (Note 7)


APPROVED BY THE BOARD

/s/ David Horton        , Director
------------------------

/s/ Robert Stuart Angus , Director
------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                   (Unaudited)
                         (Expressed in Canadian Dollars)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

EXPENSES

Administrative and management services (Note 7)          66,157         230,610         152,585         293,842
Corporate development and investor relations              4,265         151,953          31,664         233,431
General exploration                                         241               -           3,707           3,739
Office and sundry                                        42,380          45,670          74,118          89,456
Professional fees                                       262,145          63,599         483,101         124,110
Rent, parking and storage                                10,725          18,471          25,197          47,482
Salaries and employee benefits                           50,711         237,610         125,497         385,883
Stock based compensation                                      -         407,520               -         407,520
Telephone and utilities                                   2,565           3,665           5,034           9,743
Transfer agent and regulatory fees                        1,341          49,125          65,256         129,927
Travel and accommodation                                  6,468          19,400          13,225          64,039
Navidad holding costs (Note 2)                           36,915               -          77,775               -
                                                   ------------    ------------    ------------    ------------
                                                        483,913       1,227,623       1,057,159       1,789,172
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (483,913)     (1,227,623)     (1,057,159)     (1,789,172)
                                                   ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSE)

Foreign exchange                                         (7,737)         (7,063)         (8,861)        (10,344)
Interest and other income                                83,132         122,350         171,296         180,860
                                                   ------------    ------------    ------------    ------------
                                                         75,395         115,287         162,435         170,516
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (408,518)     (1,112,336)       (894,724)     (1,618,656)

DEFICIT - BEGINNING OF PERIOD                       (39,575,610)    (36,014,364)    (39,089,404)    (35,508,044)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (39,984,128)    (37,126,700)    (39,984,128)    (37,126,700)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                   (0.01)          (0.02)          (0.02)          (0.03)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        52,120,164      51,678,065      52,066,614      50,411,767
                                                   ============    ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                        (Expressed in Canadian Dollars)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (408,518)     (1,112,336)       (894,724)     (1,618,656)
Items not affecting cash
   Stock-based compensation                                   -         407,520               -         407,520
                                                   ------------    ------------    ------------    ------------
                                                       (408,518)       (704,816)       (894,724)     (1,211,136)
Change in non-cash working capital balances            (431,734)       (222,206)       (292,417)        (81,229)
                                                   ------------    ------------    ------------    ------------
                                                       (840,252)       (927,022)     (1,187,141)     (1,292,365)
                                                   ------------    ------------    ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral properties and
   deferred costs                                             -      (2,011,506)              -      (3,369,224)
(Increase) Decrease in short-term investments           428,437       3,000,000         794,958      (3,920,000)
                                                   ------------    ------------    ------------    ------------
                                                        428,437         988,494         794,958      (7,289,224)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                59,500          28,050          59,500      10,228,450
Share issue costs                                             -         (72,809)              -        (835,902)
                                                   ------------    ------------    ------------    ------------
                                                         59,500         (44,759)         59,500       9,392,548
                                                   ------------    ------------    ------------    ------------
(DECREASE) INCREASE IN CASH                            (352,315)         16,713        (332,683)        810,959

CASH - BEGINNING OF PERIOD                              411,052         945,641         391,420         151,395
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                     58,737         962,354          58,737         962,354
                                                   ============    ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
       INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (Unaudited)
                         (Expressed in Canadian Dollars)


                                                     SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------
                                                       2007            2006
                                                         $               $

SHARE CAPITAL
Balance at beginning of period                       58,664,727      50,414,672
Private placements                                            -      10,027,500
Warrant valuation                                             -      (1,298,981)
Exercise of options                                      59,500         200,950
Contributed surplus reallocated on the
   exercise of options                                        -          74,800
Share issue costs                                             -        (818,867)
                                                   ------------    ------------
Balance at end of period                             58,724,227      58,600,074
                                                   ------------    ------------
WARRANTS
Balance at beginning of period                        1,281,946               -
Warrant valuation from private placement
   warrants granted                                           -       1,298,981
Warrant valuation from agent's warrants granted               -         110,164
Warrant issue costs                                           -        (127,199)
                                                   ------------    ------------
Balance at end of period                              1,281,946       1,281,946
                                                   ------------    ------------
CONTRIBUTED SURPLUS
Balance at beginning of period                        6,152,265       5,854,445
Contributed surplus as a result of stock
   options granted                                            -         407,520
Contributed surplus reallocated on the
   exercise of stock options                                  -         (74,800)
                                                   ------------    ------------
Balance at end of period                              6,152,265       6,187,165
                                                   ------------    ------------
DEFICIT
Balance at beginning of period                      (39,089,404)    (35,508,044)
Loss for the period                                    (894,724)     (1,618,616)
                                                   ------------    ------------
Balance at end of period                            (39,984,128)    (37,126,700)
                                                   ------------    ------------
TOTAL SHAREHOLDERS' EQUITY                           26,174,310      28,942,485
                                                   ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                                   (UNAUDITED)
                         (Expressed in Canadian Dollars)



1.       NATURE OF OPERATIONS AND CONTINGENCY

         IMA Exploration Inc. (the "Company") is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts that were shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. As at June 30, 2007 the Company had no mineral property interests other than the Navidad Interest. The Company considers that it has adequate resources to maintain its core operations for the balance of the fiscal year.

         On March 5, 2004, Aquiline Resources Inc. ("Aquiline"), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. On July 14, 2006 the court released its judgment on the claim. The Company was not successful in its defense and the court found in Aquiline's favour.

         The Order reads in part:

         " (a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;
           (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;
           (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and
           (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

         On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement are in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

         (a) control of the Navidad Project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

         (b) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

         (c) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount, less legal costs Aquiline would be entitled to in relation to the trial and the appeal.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                                   (UNAUDITED)
                         (Expressed in Canadian Dollars)



1.       NATURE OF OPERATIONS AND CONTINGENCY (continued)

         (d) in the event that the Company's appeal is successful, it will pay Aquiline's qualifying costs expended on developing the Navidad Project during the period of the appeal, less legal costs the Company would be entitled to in relation to the trial and the appeal, and control of the Navidad Project will then revert to the Company; and

         (e) pending finalization of the appeal process, neither party will attempt a hostile takeover of the other.

         The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the agreement has been posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".

         The Company's appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007. The Court of Appeal dismissed the Company's appeal and released their reasons for judgment on June 7, 2007.

         The Company is preparing an application for leave to appeal to the Supreme Court of Canada. The Navidad project will continue to be operated under the terms of the Interim Project Development Agreement until there is a determination of this final appeal.

         The costs associated with this litigation have been and may continue to be significant, with no guarantee of a successful outcome for the Company. The Company has not provided for any future legal costs and will expense the legal costs as they occur (see Note 2).


2.       MEASUREMENT UNCERTAINTY AND NAVIDAD INTEREST

         As discussed in Note 1 above, under the terms of the July 14, 2006 court order the Company's ownership of the Navidad project has been transferred to Aquiline. Accordingly, the Company cautions readers that until there is a final determination on the matter the Company may only recover the costs incurred in the development of the Navidad project.

         As at June 30, 2007, the Company has recorded a Navidad interest balance of $17,949,521, the components of which are as follows:

                                                                         $

         Mineral properties and deferred costs (i)                   17,763,521
         Marketable securities (ii)                                     186,000
                                                                   ------------
         Navidad interest                                            17,949,521
                                                                   ============

         (i) The mineral property and deferred costs represent the carrying value of the acquisition and exploration costs the Company has incurred in the development of the Navidad project.

         (ii) Marketable securities represents the carrying value of the common shares of publicly traded companies the Company received as partial consideration for entering into option and sale agreements for certain of its non-core mineral property holdings relating to the Navidad Project. Accordingly, these marketable securities were subject to transfer to Aquiline in relation to the July 2006 court order.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                                   (UNAUDITED)
                         (Expressed in Canadian Dollars)



2.       MEASUREMENT UNCERTAINTY AND NAVIDAD INTEREST (continued)

         As discussed in Note 1 above, in the event that the Company is unsuccessful on appeal to the Supreme Court of Canada, the Company will be paid $18,500,000 as consideration for these assets, less legal costs Aquiline would be entitled to in relation to the trial and the appeal. In the event that the legal costs that Aquiline may become entitled to are significant, the recoverability of the costs reflected as Navidad interest may be impaired. Such impairment may be material. However, at the current time, the Company is unable to determine with any degree of certainty what the final outcome of the appeal process may be, and if the Company is unsuccessful, what legal costs may be awarded to Aquiline by the court. Accordingly, the Company has not made any adjustments to the carrying value of the Navidad interest balance at June 30, 2007.

         The carrying value of the components of the Navidad interest balance will be reviewed in subsequent periods and adjusted if circumstances suggest that the full amount may not be recoverable and an appropriate amount expensed for impairment when such amounts can be reasonably determined.

         The Company expensed Navidad holding costs of $77,775 in the six months ended June 30, 2007. These are costs the Company incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline. The Company expects to incur additional costs until the Aquiline litigation is settled.


3.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

         New accounting policies

         Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

         (a) Section 3855, Financial Instruments - Recognition and Measurement and Section 3861, Financial Instruments - Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

                  The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                                   (UNAUDITED)
                         (Expressed in Canadian Dollars)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The Company has designated its financial instruments as follows:

                  (i) Cash and short-term investments are classified as "Available-for-sale". Due to their short-term nature, their carrying value is equal to their fair value.
                  (ii) Amounts receivable, prepaids and deposits are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method.
                  (iii) Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

                  As a result of adopting Section 3855, on January 1, 2007 interest accrued from short-term investments in the amount of $65,075 was reclassified from amounts receivable, prepaids and deposits to short-term investments.

         (b) Section 1530, Comprehensive Income, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the six months ended June 30, 2007.

         (c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the six months ended June 30, 2007.

         Comparative Figures

         Certain of the prior period comparative figures have been reclassified to conform with the current period's presentation.


4.       SHORT-TERM INVESTMENTS

         As at June 30, 2007 and December 31, 2006, the Company held short-term investments comprised of the following:

                                                           JUNE 30, 2007
                                                   ----------------------------
                                                     MATURITY       FAIR VALUE
                                                                         $
         12 month term deposit
            - 4.25% annual interest rate
                  ($7,500,000 principal amount)    June 25, 2008      7,705,042
                                                                   ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                                   (UNAUDITED)
                         (Expressed in Canadian Dollars)



4.       SHORT-TERM INVESTMENTS (continued)

                                                         DECEMBER 31, 2006
                                                   ----------------------------
                                                     MATURITY        PRINCIPAL
                                                                         $
         12 month term deposit
             - 3.7% annual interest rate           March 20, 2007       500,000
         12 month term deposit
             - 4.2% annual interest rate         November 5, 2007     8,000,000
                                                                   ------------
                                                                      8,500,000
                                                                   ============

         All term deposits are fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment.


5.       SHARE CAPITAL

         Authorized  - unlimited common shares without par value
                     - 100,000,000 preferred shares without par value

         Issued - common shares                            JUNE 30, 2007                 DECEMBER 31, 2006
                                                   ----------------------------    ----------------------------
                                                       NUMBER            $             NUMBER            $

         Balance, beginning of period                52,013,064      58,664,727      48,813,064      50,414,672
                                                   ------------    ------------    ------------    ------------
              Private placement                               -               -       2,865,000      10,027,500
              Warrants valuation                              -               -               -      (1,298,981)
              Exercise of options                       119,000          59,500         335,000         280,950
              Contributed surplus reallocated on
                  exercise of options                         -               -               -          95,300
              Share issue costs                               -               -               -        (854,714)
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      52,132,064      58,724,227      52,013,064      58,664,727
                                                   ============    ============    ============    ============

         (a)      Stock options and stock based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

                  A summary of the changes in the number of stock options outstanding and exercisable for the six months ended June 30, 2007 is as follows:

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                                   (UNAUDITED)
                         (Expressed in Canadian Dollars)



5.       SHARE CAPITAL (continued)

         (a)      Stock options and stock based compensation (continued)

                                                                     WEIGHTED
                                                                      AVERAGE
                                                                     EXERCISE
                                                       NUMBER         PRICE
                                                   ------------    ------------

                  Balance, beginning of period        4,624,000        $2.69
                  Exercised                            (119,000)       $0.50
                  Cancelled                              (5,000)       $2.92
                                                   ------------
                  Balance, end of period              4,500,000        $2.75
                                                   ============

                  Stock options outstanding and exercisable at June 30, 2007 are as follows:

                       NUMBER          EXERCISE PRICE        EXPIRY DATE
                                             $

                        115,000             0.50             September 23, 2007
                         25,000             0.84             March 7, 2008
                        300,000             0.90             May 30, 2008
                      1,170,000             1.87             August 27, 2008
                      1,372,000             3.10             March 24, 2009
                        865,000             4.16             March 16, 2010
                        380,000             2.92             November 16, 2010
                        273,000             3.21             June 22, 2011
                  -------------
                      4,500,000
                  =============

         (b)      Warrants

                  A continuity summary of warrant equity is presented below:

                                                     JUNE 30,      DECEMBER 31,
                                                       2007            2006
                                                   ------------    ------------
                                                         $               $

                  Balance, beginning of period        1,281,946               -
                                                   ------------    ------------
                  Warrant valuation from private
                     placement warrants granted               -       1,298,981
                  Warrant valuation from agent's
                     warrants granted                         -         110,164
                  Warrant issue costs                         -        (127,199)
                                                   ------------    ------------
                  Balance, end of period              1,281,946       1,281,946
                                                   ============    ============

                  There were no changes to the number of shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding during the six months ended June 30, 2007.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                                   (UNAUDITED)
                         (Expressed in Canadian Dollars)



5.       SHARE CAPITAL (continued)

         (b)      Warrants (continued)

                  Common shares reserved pursuant to warrants and agent warrants outstanding at June 30, 2007 are as follows:

                     NUMBER            EXERCISE PRICE        EXPIRY DATE
                                             $
                       233,334              3.25             September 13, 2007
                     1,666,670              3.45             September 14, 2009
                       171,900              3.80             March 21, 2008
                     1,432,500              3.80             March 21, 2010
                  ------------
                     3,504,404
                  ============


6.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:

                                                     JUNE 30,      DECEMBER 31,
                                                       2007            2006
                                                   ------------    ------------
                                                         $               $

         Balance, beginning of period                 6,152,265       5,854,445
                                                   ------------    ------------

         Contributed Surplus as a result of
            stock options granted                             -         393,120
         Contributed Surplus reallocated on
            exercise of stock options                         -         (95,300)
                                                   ------------    ------------
         Balance, end of period                       6,152,265       6,152,265
                                                   ============    ============


7.       RELATED PARTY TRANSACTIONS

         (a) The Company engages Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation, Astral Mining Corporation, Gold Point Energy Corp. and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the six months ended June 30, 2007, the Company incurred fees of $181,947 (2006 - $364,897) to the Grosso Group: $252,338 (2006 - $378,876) was paid in monthly payments and $70,391 (2006 - $13,979) is included in amounts receivable, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. Also included in amounts receivable, prepaids and deposits is a $205,000 (2006 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         (b) During six months ended June 30, 2007, the Company paid $159,400 (2006 - $363,467) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                                   (UNAUDITED)
                         (Expressed in Canadian Dollars)



7.       RELATED PARTY TRANSACTIONS (continued)

         (c) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000. Accordingly, the total compensation paid to the President in the six months ended June 30, 2007 was $125,000 (2006 - $225,667). This amount is included in the total amount paid to directors and officers discussed in Note 7(b) above.

                  In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on June 30, 2007, the amount payable under the contract would be $1,211,500. In the event the contract is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

                  Effective May 1, 2007, the Company negotiated agreements with the five other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee. The agreements may be terminated at any time at the other companies' discretion upon 30 days written notice. The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President's services, at which time the fee would be adjusted accordingly. For the six months ended June 30, 2007, the Company received a total $16,667 from the other shareholder companies which has been recorded as a reduction in Administrative and management services expense. The fees will be reviewed and adjusted on a periodic basis.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


8.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the six months ended June 30, 2007.

         The Company's total assets are segmented geographically as follows:

                                                   JUNE 30, 2007
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets               8,273,072          14,644       8,287,716
         Navidad interest                     -      17,949,521      17,949,521
                                   ------------    ------------    ------------
                                      8,273,072      17,964,165      26,237,237
                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                                   (UNAUDITED)
                         (Expressed in Canadian Dollars)



8. SEGMENTED INFORMATION (continued)


                                                 DECEMBER 31, 2006
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets               9,217,352          79,273       9,296,625
         Navidad interest                     -      17,949,521      17,949,521
                                   ------------    ------------    ------------
                                      9,217,352      18,028,794      27,246,146
                                   ============    ============    ============


  9.     SUPPLEMENTARY CASH FLOW INFORMATION


         Non-cash financing activities were conducted by the Company as follows:

                                                     SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------
                                                       2007            2006
                                                         $               $
         Financing activities

         Share issue costs                                    -         (95,893)
         Warrant issue costs                                  -         (14,271)
         Warrants                                             -         110,164
         Shares issued on the exercise of options             -          74,800
         Contributed surplus                                  -         (74,800)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

                              IMA EXPLORATION INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007


INTRODUCTION

The following management discussion and analysis and financial review, prepared as of August 14, 2007, should be read in conjunction with the Company's unaudited interim consolidated financial statements for the six months ended June 30, 2007 and audited annual consolidated financial statements and related notes for the year ended December 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of silver and lead; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties. At present, the Company has no producing properties and consequently has no current operating income or cash flows. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The trial commenced on October 11, 2005 and ended on December 12, 2005. On July 14, 2006 Justice Koenigsberg issued her reasons for judgment and order.

The Order reads in part:

         "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

          (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

          (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and

          (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement are in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

         (i) control of the Navidad Project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

         (ii) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline will pay $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

         (iii) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount, less legal costs Aquiline would be entitled to in relation to the trial and the appeal.

         (iv) in the event that the Company's appeal is successful, it will pay Aquiline's qualifying costs expended on developing the Navidad Project during the period of the appeal, less legal costs the Company would be entitled to in relation to the trial and the appeal, and control of the Navidad Project will then revert to the Company; and

         (v) pending the finalization of the appeal process, neither party will attempt a hostile takeover of the other.

The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the agreement has been posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".

The Company's appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007 The Court of Appeal dismissed the Company's appeal and released their reasons for judgment on June 7, 2007.

The Company is preparing an application for leave to appeal to the Supreme Court of Canada. The Navidad project will continue to be operated under the terms of the Interim Project Development Agreement until there is a determination of this final appeal.

The costs of the litigation and appeals have been and may continue to be significant, with no guarantee of a successful outcome for the Company. The Company continues to pursue all options at court as the potential value of the Navidad project justifies this course of action. The Company has not provided for any future legal costs and will expense the legal costs as they occur.

With its present treasury, its experience in the exploration industry, dedicated management and staff and its many contacts the Company is actively pursuing business opportunities that will add value to its present position. If this final appeal is not successful the costs of $18,500,000 will be available to the Company, less any award of legal costs to Aquiline. Accordingly, the Company is in a position to acquire a variety of projects that make business and economic sense.

SELECTED QUATERLY FINANCIAL INFORMATION AND SECOND QUARTER DISCUSSION

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.

                            -----------------------   -------------------------------------------------   -----------------------
                                  FISCAL 2007                            FISCAL 2006                            FISCAL 2005
                            -----------------------   -------------------------------------------------   -----------------------
                              JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net Loss                      (408,518)    (486,206)  (1,126,586)    (836,136)  (1,112,336)    (506,320)  (1,041,118)  (1,233,392)
Net Loss per Common Share
     Basic and Diluted           (0.01)       (0.01)       (0.02)       (0.02)       (0.02)       (0.01)       (0.02)       (0.03)
                            -----------------------   -------------------------------------------------   -----------------------

For the three months ended June 30, 2007, the Company recorded a net loss of $408,518, a decrease in loss of $703,818 from the $1,112,336 loss incurred in the three months ended June 30, 2006. The decrease in loss is primarily a result of:

         (i) decreased operating activities subsequent to the November 16, 2006 transfer of control of the Navidad project to Aquiline; and

         (ii) stock based compensation expense of $407,520 recorded in Q2 2006 as a result of stock options granted in the period. No stock options were granted in Q2 2007.

SUMMARY OF FINANCIAL RESULTS

For the six months ended June 30, 2007, the Company reported a consolidated loss of $894,724 ($0.02 per share), a decrease of $723,932 from the loss of $1,618,656 ($0.01 per share) for the three months ended March 31, 2006. The decrease in the loss in 2007, compared to the 2006 amount, was due to a number of factors of which $8,081 can be attributed to a change in other items and $732,013 to a decrease in operating expenses.

RESULTS OF OPERATIONS

The Company's operating expenses for the six months ended June 30, 2007, were $1,057,159 a decrease of $732,103 from $1,789,172 in the 2006 period. Notable changes in the operating expenses are:

         (i) Administrative and management services decreased $141,257 to $152,585 in 2007 primarily as the result of the decrease in fees paid to a Company controlled by the President for management services (see Related Party Transactions section below);
         (ii) Corporate development and investor relations decreased $201,767 to $31,664 in 2007 due to the Company discontinuing its external investor relations services contract in July 2006 as well as decreased investor relations activity in the period;
         (iii) Professional fees increased $358,991 to $483,101 in 2007, primarily due to the legal costs incurred in connection with the Aquiline appeal heard in April 2007;
         (iv) Salaries decreased $260,386 to $125,497 in 2007 due to decreases in staff and activity levels;
         (v) Transfer agent and regulatory fees decreased $64,671 to $65,256 primarily as a result of decreased fees for the Company's listing on the TSX Venture Exchange;
         (vi) Travel and accommodation decreased $50,814 due to reduced travel in the 2007 period;
         (vii) Navidad holding costs of $77,775 were incurred in 2007 compared to $Nil in 2006. These are costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline.
         (viii) Stock based compensation decreased from $407,520 in 2006 to $Nil in 2007 as no stock options were granted in the current period.

In 2007 the Company recorded interest income of $171,296 compared to $180,860 in 2006, primarily as a result of a decrease in funds on deposit.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at June 30, 2007 was $58,737, a decrease of $332,683 from December 31, 2006. Short-term investments decreased $794,958 to $7,705,042 at June 30, 2007 from $8,500,000 at December 31, 2006. Total assets decreased to $26,237,237 at June 30, 2007 from $27,246,146 at December 31, 2006. This decrease is mainly due to the decrease in cash and short-term investments which are used to fund the Company's operations.

The Company has received $59,500 from the exercise of options and $Nil from the exercise of warrants from January 1, 2007 to June 30, 2007. As at August 14, 2007, the Company had working capital of approximately $7,800,000.

The Company considers that it has adequate resources to maintain its core operations for the next fiscal year. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of mineral exploration projects. There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs and by the final outcome of the Aquiline litigation.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the six months ended June 30, 2007, was $1,187,141, a decrease of $105,224 compared to cash outflow for 2006 period of $1,292,365 primarily as a result of decreased operating activities in the 2007 period.

FINANCING ACTIVITIES

During the six months ended June 30, 2007, the Company received $Nil from the proceeds of private placements and $59,500 on the exercise of options. During the six months ended June 30, 2006, the Company received $10,027,500 less costs of $835,902 from the issue of common shares and warrants in a brokered private placement and $200,950 on the exercise of options.

INVESTING ACTIVITIES

Investing activities generated cash of $794,958 during the six months ended June 30, 2007, compared to $7,289,224 of cash used in the 2006 period. The 2007 investing activities resulted from funds being withdrawn from short-term investments. The 2006 investing activities were primarily for additions to the Navidad Project in Argentina and increased funds deposited in short-term investments.

RELATED PARTY TRANSACTIONS

The Company engages Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation, Astral Mining Corporation, Gold Point Energy Corp. and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the six months ended June 30, 2007, the Company incurred fees of $181,947 (2006 - $364,897) to the Grosso Group: $252,338 (2006 - $378,876) was
paid in monthly payments and $70,391 (2006 - $13,979) is included in amounts receivable, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. Also included in amounts receivable, prepaids and deposits is a $205,000 (2006 - $205,000)
deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

During six months ended June 30, 2007, the Company paid $159,400 (2006 - $363,467) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000. Accordingly, the total compensation paid to the President in the six months ended June 30, 2007 was $125,000 (2006 - $225,667). This amount is included in the total amount paid to directors and officers discussed above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on June 30, 2007, the amount payable under the contract would be $1,211,500. In the event the contract is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

Effective May 1, 2007, the Company negotiated agreements with the five other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee. The agreements may be terminated at any time at the other companies' discretion upon 30 days written notice. The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President's services, at which time the fee would be adjusted accordingly. For the six months ended June 30, 2007, the Company received a total $16,667 from the other shareholder companies which has been recorded as a reduction in Administrative and management services expense. The fees will be reviewed and adjusted on a periodic basis.

CRITICAL ACCOUNTING ESTIMATES AND RECENT ACCOUNTING PRONOUNCEMENTS

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company. As disclosed previously, the Company has not made any provision for any potential loss in the event of a final adverse outcome related to the Aquiline legal action.

New Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(a)      Section 3855,  Financial  Instruments - Recognition and Measurement and
         Section 3861, Financial Instruments - Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

         The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

         The Company has designated its financial instruments as follows:

         (i)    Cash   and    short-term    investments    are   classified   as
                "Available-for-sale". Due to their short-term nature, their carrying value is equal to their fair value.

         (ii) Amounts receivable, prepaids and deposits are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method.
         (iii) Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

         As a result of adopting Section 3855, on January 1, 2007 interest accrued from short-term investments in the amount of $65,075 was reclassified from amounts receivable, prepaids and deposits to short-term investments.

(b) Section 1530, Comprehensive Income, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the six months ended June 30, 2007.

(c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the six months ended June 30, 2007.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to litigation, disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2006 Management Discussion and Analysis.

FINANCIAL INSTRUMENTS

The Company's financial instruments as at June 30, 2007 consist of cash, short-term investments, amounts receivable, prepaids and deposits and accounts payable and accrued liabilities. For discussion of the valuation of these financial instruments for financial reporting purposes, refer to the Critical Accounting Estimates and Recent Accounting Pronouncements section above.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the six months ended June 30, 2007 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

SHARE DATA INFORMATION

As of August 14, 2007 there were 52,132,064 common shares, 3,504,404 warrants and 4,500,000 stock options outstanding.

INVESTOR RELATIONS

The  Company   currently  does  not  engage  any  outside   investor   relations
consultants. Mr. Sean Hurd is the Company's Vice-President, Corporate Communications and coordinates investor relations activities. The Company also maintains a web site at www.imaexploration.com .

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Joseph Grosso, President & Chief Executive Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 14, 2007

/s/ Joseph Grosso
-----------------------------------
Joseph Grosso,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 14, 2007


/s/ Arthur Lang
------------------------------------
Arthur Lang, Chief Financial Officer